UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

HF Foods Group Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

40417F109

(CUSIP Number)

Irrevocable Trust for Raymond Ni

6001 W. Market Street

Greensboro, NC 27409

(336) 268-2655

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON: Irrevocable Trust for Raymond Ni I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 82-7005844
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 5,591,553
	8	SHARED VOTING POWER: 6,035,200
	9	SOLE DISPOSITIVE POWER: 5,591,553
	10	SHARED DISPOSITIVE POWER: 6,035,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,035,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Percentage ownership set forth above is based on 53,844,492 shares of Common Stock of HF Foods Group Inc. issued and outstanding as of April 6, 2023, as reported by the Company.

1	NAMES OF REPORTING PERSON: Weihui Kwok
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 399,397
	8	SHARED VOTING POWER: 6,035,200
	9	SOLE DISPOSITIVE POWER: 399,397
	10	SHARED DISPOSITIVE POWER: 6,035,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,035,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Percentage ownership set forth above is based on 53,844,492 shares of Common Stock of HF Foods Group Inc. issued and outstanding as of April 6, 2023, as reported by the Company.

1	NAMES OF REPORTING PERSON: Yuanyuan Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 44,250
	8	SHARED VOTING POWER: 6,035,200
	9	SOLE DISPOSITIVE POWER: 44,250
	10	SHARED DISPOSITIVE POWER: 6,035,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,035,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Percentage ownership set forth above is based on 53,844,492 shares of Common Stock of HF Foods Group Inc. issued and outstanding as of April 6, 2023, as reported by the Company.

Item 1. Security and Issuer.

This Amendment No. 1 (this “Amendment No. 1”) to the Statement of Beneficial Ownership on Schedule 13D filed on August 31, 2018 (the “Statement”) relates to the Common Stock, par value $.0001 per share (the “Common Stock”), of HF Foods Group Inc., a corporation organized and existing under the laws of the State of Delaware (the “Issuer” or the “Company”).

Capitalized terms used herein that are not otherwise defined shall have the respective meanings assigned thereto in the Statement.

This Amendment No. 1 is being filed by the Reporting Persons to report a formation of a group and a possible change in intent related to the Company’s board of directors.

Except as modified by the information provided in this Item 1, the information set forth in Item 1 of the Statement, is incorporated by reference herein in response to the disclosure requirements of Item 1 of Schedule 13D.

Item 2. Identity and Background.

(a, b, c and f) This Statement is being filed by the Irrevocable Trust for Raymond Ni (the “Trust”), an entity organized in North Carolina. The principal business of the Reporting Person is a private trust for the benefit of the beneficiary. Its principal business address is 6001 W. Market Street Greensboro, NC 27409.

(d and e) During the last five years, the Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

The Trust officially formed a group on April 10, 2023 with the following individuals:

Weihui Kwok: 616 Atwarter Dr. Smyrna GA 30082, Tel: 678 910 3326

U.S. Citizen

Principal Occupation: Entrepreneur

Yuanyuan Wu: 9973 TIMBERS DR, BLUE ASH, OH 45242-5551, Tel: 513 919 9043

U.S. Citizen

Principal Occupation: Marketing Director of Blue Sky Studio

d and e) During the last five years, neither individual has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Both individuals together with the Trust are hereby referred to as the “Reporting Persons”.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Statement is incorporated by reference herein in response to the disclosure requirements of Item 3 of Schedule 13D.

The Trust has not purchased any Common Stock recently other than as stated.

Weihui Kwok originally purchased 399,397 shares of Common Stock which were issued to him by book entry in 2018. The aggregate consideration in cash paid was US $0. No other purchases or sales took place.

Yuanyuan Wu originally purchased 44,250 shares of Common Stock which were issued to him by book entry on August 24, 2017. The aggregate consideration in cash paid was US $0. No other purchases or sales took place.

Item 4. Purpose of Transaction.

The transactions reported in the original Schedule 13D were in connection with HF Foods Group Inc. (“HF Group”) becoming public through the acquisition by Atlantic Acquisition Corp (“Atlantic”). Prior to the completion of the transaction, HF Group was a privately-held company. The HF Group stockholders, including the Trust, exchanged their equity ownership in HF Group for shares of Common Stock in Atlantic. The Reporting Person may acquire or dispose of additional securities or sell securities of the Company from time to time in the market or in private transactions.

Currently, following the formation of the group with the individuals described above, the Reporting Persons wish to nominate other candidates to the Company’s Board of Directors, which the Reporting Persons believe are highly qualified and are more suited than the current directors, all in order to improve the Company’s performance and thinking solely of the best interests of the Company’s stakeholders and to the benefit of the investments of all shareholders.

Except as discussed above, the Reporting Persons do not have any current plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j)	any similar action to those enumerated above.

The Reporting Persons’ current sole intention was to propose changes in the present board of directors or management of the Issuer, and solicit votes for such result, but the Reporting Persons reserve the right at any time to change its present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of the Issuer purchased by them.

Except as set forth in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (other than (d)), although the Reporting Persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Persons are the beneficial owners of 6,035,200 shares of Common Stock (5,591,553 by the Trust, 399,397 by Weihui Kwok and 44,250 shares by Yuanyuan Wu) or approximately 11.2% of the Company’s outstanding Common Stock.

(b)	The Reporting Persons may be deemed to have sole and shared voting and dispositive power over all of the shares of Common Stock beneficially owned by them, as described above.

(c)	Other than the transactions reported in Item 3 of this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure contained in Item 3 and Item 4 is incorporated into this item by reference.

On March 31, 2023, the Company announced by Form 8-K that it has established June 1, 2023 as the date for its combined 2022-2023 annual meeting of stockholders (the “Annual Meeting”). Due to the fact that the Company did not hold an annual meeting of stockholders in 2022, the Company said that it was providing the due date for submission of any qualified stockholder proposal or qualified stockholder nominations. According to the Company, a stockholder proposal not included in the proxy statement for the Annual Meeting would be ineligible for presentation at the meeting unless the stockholder gives timely notice of the proposal in writing to the Company’s Secretary at its principal executive offices and otherwise complies with the provisions of the Company’s Amended and Restated Bylaws (the “Bylaws”). To be timely, according to the Company, the Bylaws provide that if no annual meeting was held in the preceding year and the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting then notice by the stockholder to be timely must be so delivered on or before the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. In accordance with the foregoing requirements of the Bylaws, the Company said that stockholders must submit such written notice to the Secretary no later than the close of business on April 10, 2023, the 10th day following the day on which public announcement of the date of the Annual Meeting has first been made by the Company. The Company has also set a deadline of April 10, 2023 for the receipt of any stockholder proposals for inclusion in the proxy materials to be distributed in connection with the Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, which the Company said that it believed to be a reasonable time before it expects to begin to print and distribute its proxy materials for the Annual Meeting. In addition to complying with the April 10, 2023 deadline, stockholder director nominations and proposals intended to be considered for inclusion in the Company’s proxy materials for the Annual Meeting must also, wrote the Company, comply with all applicable Securities and Exchange Commission rules, including Rule 14a-8 and Rule 14a-19, Delaware corporate law, and the Bylaws in order to be eligible for inclusion in the proxy materials for the Annual Meeting.

According to the tight deadline, the Reporting Persons complied with all the Company’s requests and pursuant to Section 2.7 and 2.8 of Article II of the Bylaws, legally notified the Company (the “Notice”) of the Reporting Persons’ intent to nominate five persons as directors for election to the Board at the 2022-2023 Annual Meeting.

The persons the Reporting Persons intended to nominate for election to the Board at the Annual Meeting are Christopher Ray McDowell, Charles Reedy Ward, Michael K. Brooks, Haohan Xu, and Xiaoyu Li (each a “Nominee” and collectively, the “Nominees”).

Information regarding each Nominee required to be disclosed pursuant to Section 2.7 of Article II of the Bylaws was set forth in the exhibits to the Notice. Pursuant to Section 2.7 and Section 2.8 of Article II of the Bylaws, each Nominee’s written consent to his nomination and a written representation and agreement according to Section 2.8(a)(ii) was included as well. Pursuant to Section 2.8 of Article II of the Bylaws, each Nominee’s completed questionnaire with respect to the background, independence and qualifications of such person and the background of any other person or entity on whose behalf the nomination is being made, was included as well.

In addition to the foregoing, information regarding the qualifications of each Nominee responsive to the criteria and attributes was set forth in the exhibits to the Notice. We also declared that each Nominee is prepared to commit sufficient time to attend to his duties and responsibilities as a member of the Board.

Also certified in the Notice was that (i) during the past ten (10) years, no Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Nominee directly or indirectly beneficially owns any securities of the Company; (iii) no Nominee owns any securities of the Company; (iv) no Nominee has purchased or sold any securities of the Company during the past two (2) years; (v) no Nominee is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vi) no associate of any Nominee owns beneficially, directly or indirectly, any securities of the Company; (vii) no Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (viii) no Nominee or any of his or her associates had any direct or indirect interest in any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000 (with the possible exceptions of Mr. Michael K. Brooks and Mr. Charles Reedy Ward); (ix) no Nominee or any of his or her associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, nor with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (x) no Nominee has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting; (xi) no Nominee holds any positions or offices with the Company; (xii) no Nominee has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer (with the possible exceptions of the Nominee Mr. Haohan Xu and the Nominee Ms. Xiaoyu Li who are cousins); and (xiii) no companies or organizations, with which any of the Nominees has been employed in the past five (5) years, is a parent, subsidiary or other affiliate of the Company.

Except as set forth in the Notice (i) there are no material proceedings to which any Nominee or any of his or her associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries and (ii) none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K occurred during the past ten (10) years.

We declared that we intend to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of director nominees other than the Company’s nominees within the timelines and instructions of Section 2.7 of the Bylaws. If any change occurs with respect to our intent to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of director nominees other than the Company’s nominees or with respect to the names of such person’s nominees, we said that we would notify the Company’s promptly, all as the Bylaws required.

We complied in all respects with the Bylaws and applicable law, and asked the Company that if it for whatever reasons it believes the Notice was incomplete or otherwise deficient in any respect, to please notify us in writing immediately of such alleged deficiencies. We reserved the right, following receipt of any such notice, to either challenge, or attempt to cure, any alleged deficiencies.

In spite of complying with all the Company’s requests, and with the Bylaws and applicable law, the Company responded cryptically that “the proposal is materially non-compliant with Section 2.7 and, among other things, fails to satisfy key goals of that Bylaw provision, namely certainty and transparency to stockholders concerning the nominating stockholders and the Board nominees.” Even though the Reporting Persons asked for clarifications and to understand what this meant, they were given no further explanations. The Reporting Persons decided to consider their further actions at that point and all the legal tools remained at their disposal, and now may proceed with filing their own materials, e.g., using a universal proxy card according to the rules, that the Company shall have used, and did not when it filed on April 28, 2023 a proxy statement ignoring the Reporting Persons’ timely Notice.

The Reporting Persons’ Notice and the Company’s response are attached hereto as Exhibit 99.1 and 99.2.

Item 7. Materials to be Filed as Exhibits

99.1.	The Reporting Persons’ Notice, in compliance with the Bylaws dated April 10, 2023.

99.2.	The Company’s response dated April 11, 2023.

99.3.	Joint Filing Agreement by the Reporting Persons, dated April 10, 2023.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: May 4, 2023

/s/ Weihui Kwok
Weihui Kwok

/s/ Yuanyuan Wu
Yuanyuan Wu

/s/ Fai Lam
Irrevocable Trust for Raymond Ni
Name:	Fai Lam, Trustee